May 15, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aeterna Zentaris Inc. (CIK No. 0001113423)
Registration Statement on Form F-1
(File No.: 333-277115)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Aeterna Zentaris Inc. hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (File No.: 333-277115) be accelerated to occur at 5:00 p.m., New York time, on May 16, 2024 or as soon thereafter as practicable.

It would be appreciated if you would inform Scott Saks at Norton Rose Fulbright US LLP at +1-212-318-3151 once the above referenced Registration Statement is declared effective.

Very truly yours,

Aeterna Zentaris Inc.

By:	/s/ Giuliano La Fratta
Name:	Giuliano La Fratta
Title:	Senior Vice President,
Chief Financial Officer

cc:	Scott Saks (Norton Rose Fulbright US LLP)
Juan Felipe Velasquez (Norton Rose Fulbright US LLP)
Thomas Rose (Troutman Pepper Hamilton Sanders LLP)